November 13, 2017

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attn:     John Cash
Ernest Greene
Dale Welcome

Re: Green Brick Partners, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed March 13, 2017
File No. 1-33530

Ladies and Gentlemen:

Set forth below is the response of Green Brick Partners, Inc., a Delaware corporation (“we”, “us”, “our” or the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 30, 2017 with respect to the Form 10-K for the year ended December 31, 2016 filed by the Company with the Commission on March 13, 2017.

For your convenience, we have set forth below the Staff’s comment followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2016

Financial Statements

1.	Organization and Basis of Presentation, page 66

Principles of Consolidation, page 67

1.
We note your response to prior comment one. You indicate that your controlled builders are not variable interest entities due to the fact that you have (a) sufficient equity investment at risk in each controlled builder, (b) characteristics of controlling interest in each controlled builder, and (c) each controlled builder is not structured with disproportionate voting rights where substantially all of the activities are conducted on behalf of the member with disproportionately few voting rights. Given that you provide more than half of the financial support of your controlled builders through your first lien construction loans, please provide us with a more robust analysis of how you determined that your controlled builders are not variable interest entities. Please specifically address how you determined that each of your controlled builders have sufficient equity to finance their activities without additional subordinated financial support pursuant to ASC 810-10-25-45 through 25-47. Please also enhance your discussion of how you determined that you have characteristics of a controlling financial interest including but not limited to the specific responsibilities of your board of managers to approve budgets and allocate resources and your specific rights to absorb expected losses and receive expected residual returns. If you conclude that your controlled builders are variable interest entities, please provide your comprehensive analysis of how you applied the Variable Interest Model.

Response: Per ASC 810-10-15-17(d), a legal entity that is deemed to be a business need not be evaluated by the reporting entity to determine if the legal entity is a variable interest entity (“VIE”) unless certain conditions exists, including if the

United States Securities and Exchange Commission
November 13, 2017

reporting entity provides more than half of the total subordinated debt or other forms of subordinated financial support to the legal entity. Each controlled builder is deemed to be a business; however, since we participated significantly in the design of each controlled builder, our controlled builders do not meet the “business” scope exception.

Per ASC 810-10-15-14, a legal entity shall be subject to consolidation as a VIE if, by design, condition (a) or (b) below is present:

(a) The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support.

Pursuant to ASC 810-10-25-45, we performed a qualitative assessment to determine whether the equity investment at risk at the inception of each controlled builder was sufficient. Our controlled builders were designed such that we would finance their purchases of land, from us, at an unlevered internal rate of return of at least 20% (which is consistent with our return on land sales to third-party homebuilders) and provide construction financing at an approximate 13.8% interest rate. These first lien loans are secured and unsubordinated, which we believe is consistent with most of our public homebuilders peer group (i.e. Hovnanian Enterprises, Inc., Lennar Corporation, MI Homes, Inc., Standard Pacific Corp., Toll Brothers, Inc., and KB Home) mortgages and notes payables. Our controlled builders were formed for us to provide the financing while the other members provide their local relationships with land sellers, brokers and investors to pursue the purchase of additional land parcels in the applicable local market. The initial capital contribution for each controlled builder was $0.2 million or less, which accounted for less than 1% of the total assets of each controlled builder. While the equity investment at risk was less than 10% of our controlled builders’ total assets, our controlled builders would have been able to obtain commercial financing on customary terms without additional subordinated financial support. During 2011 through 2013, the years that our controlled builders were formed, we noted that our public homebuilders peer group had outstanding mortgage and notes payable related to land and construction with interest rates ranging from 3% to 10%, with most of the rates in the range of 6% to 10%. We would expect the public homebuilders to obtain lower interest rates due to their size and long-standing credit history. During 2011 through 2013, the homebuilding industry and mortgage loan market were coming out of a downturn, as such there were more risks involved for banks lending money to newly formed homebuilding companies. As such, our private controlled builders would have been subjected to higher interest rates on their land and construction loans compared to public homebuilders. Therefore, the interest rate we charge to our controlled builders was reasonable at the time they were designed. We concluded that this condition (a) does not exist, since at the time of formation, our controlled builders would have been able to obtain unsubordinated financing, even if at higher interest rates than public homebuilders.

(b) The holders of the equity investment at risk lack the power to direct the activities of a legal entity that most significantly impact the entity’s economic performance, lack the obligation to absorb expected losses of the legal entity, or lack the right to receive the expected residual returns of the legal entity.

The board of managers of each of our controlled builders, who are appointed by the holders of the equity investment at risk, have the power to direct the activities that significantly impact our controlled builders’ economic performance. Pursuant to our agreement with each controlled builder, we have the ability to appoint two of the three managers of each controlled builder’s board of managers. The exclusive authority to manage, control and operate the controlled builder is vested collectively in the individuals appointed to the board of managers. The action of a majority of the board of managers present at a meeting constitutes a quorum to transact business, so long as one of our managers is present. If any action is taken without a meeting, a written consent describing the action must be signed by the majority of the board of managers, as long as one of our managers consent. As such, no action can be approved by the board of managers without the approval from at least one individual we have appointed at each controlled builder. Each year, our controlled builders submit an annual budget and plan which is approved by the board of managers. The annual budget and plan cannot be approved without our input and final approval. In addition, pursuant to our typical controlled builder agreements, profits and losses are allocated pro rata based on each member’s ownership interest. While we have a 51% voting right, we have the obligation to absorb 50% of the expected losses and the right to receive 50% of the expected residual returns of each controlled builder. Our controlled builders’ activities are not conducted on behalf of any one member. As such, we concluded that this condition (b) does not exist.

Based on the analysis above that neither condition (a) nor (b) are present, we concluded that our controlled builders are not VIEs. Therefore, we applied the voting interest entity model in ASC 810-10 to each controlled builder. Our analysis under the voting interest entity model was explained in our response dated September 14, 2017, and under that model, we

United States Securities and Exchange Commission
November 13, 2017

concluded that we should consolidate our controlled builders’ results of operations and financial condition into our financial statements.

Alternatively, if it was determined that the equity investment at risk is not sufficient to permit our controlled builders to finance their activities without additional subordinated financial support, we would continue to analyze whether we should consolidate our controlled builders under the VIE model pursuant to ASC-810. Regarding that analysis, we have the power to direct the activities of our controlled builders that most significantly impact their economic performance, and the obligation to absorb losses and the right to receive benefits that could potentially be significant to our controlled builders. The agreements with our controlled builders do not include kick-out rights or substantive rights; thus, we would conclude that we should consolidate our controlled builders as the primary beneficiary under the VIE model.

If you have any further questions, need any additional information or wish to discuss this letter in greater detail, please contact me at (813) 220-5855 or Alice Hsu of Akin Gump Strauss Hauer & Feld LLP at (212) 872-1053.

Sincerely,

/s/ Richard A. Costello
Richard A. Costello
Chief Financial Officer

cc:
Alice Hsu, Akin Gump Strauss Hauer & Feld LLP